SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to

Commission file number: 0-16960

GENLYTE THOMAS CONSOLIDATED THRIFT
SAVINGS PLAN FORHOURLY EMPLOYEES

THE GENLYTE GROUP INCORPORATED
10350 ORMSBY PARK PLACE, SUITE 601
LOUISVILLE, KY 40223
(502) 420-9500

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR
HOURLY EMPLOYEES

FINANCIAL STATEMENTS
December 31, 2006 and 2005

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
Louisville, KY

FINANCIAL STATEMENTS
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Benefits Committee
Genlyte Thomas Consolidated Thrift
Savings Plan for Hourly Employees
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC

South Bend, Indiana
June 14, 2007

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Assets
Investment, at fair value	$6,831,645	$4,974,322

Receivables
Employer contributions	352,081	344,922
Participant contributions	60,836	64,213
	412,917	409,135

Net assets available for benefits	$7,244,562	$5,383,457

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income	$614,968
Net appreciation of investment (Note 3)	244,307
Interest and dividend income	859,275

Contributions
Employer	548,021
Participant	664,384
1,212,405

Transfer of assets from another plan (Note 1)	334,365

Total additions	2,406,045

Deductions from net assets attributed to:
Benefits paid to participants	544,940

Increase in net assets available for benefits	1,861,105

Net assets available for benefits
Beginning of year	5,383,457

End of year	$7,244,562

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan sponsored by Genlyte Thomas Group, LLC ("the Company"). Since July 2005 the Plan has held as investments the common stock of The Genlyte Group, Inc. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan covers eligible hourly employees of the Company at its Dyersburg, Tennessee; Tupelo, Mississippi; Sparta, Tennessee; San Marcos, Texas; Burgaw, North Carolina; Sonoma, California; Dallas, Texas; Elgin, Illinois; Carrollton, Texas; New Oxford, Pennsylvania; Newberry, South Carolina; Varnville, South Carolina, and Early Branch, South Carolina plant locations. Eligibility to participate in the Plan, employee deferral limitations, and employer matching rates are based upon bargaining agreements at each plant location. Participants of each covered group under the Plan may contribute to the Plan a portion of their pretax annual eligible compensation after meeting certain eligibility requirements. The Plan provides for company matching contributions of participant deferrals at specific rates for each plant location. The Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations. Additional employer contributions for certain plant locations are permitted at the discretion of the Company's Board of Directors. The Company made discretionary contributions of $345,717 for the Plan year ended December 31, 2006. Employee deferrals and company contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of the Company's contribution and the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of credited service. A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

(Continued)

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: During 2006, forfeited accounts of $15,731 were used to reduce employer contributions. The employer contribution receivables have been reduced by forfeiture allocations of $15,114 and $7,350 at December 31, 2006 and 2005. At December 31, 2006 and 2005 there were no forfeitures available for future use.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan, including the common stock of Genlyte Group, Inc.

Payment of Benefits: Upon retirement at or after age 65, the balance in the participant's account is paid to the participant in regular monthly, quarterly, or annual payments over a period not exceeding 10 years or in a single lump-sum payment. Upon termination of employment due to death, disability, or other separation of service prior to age 65, the balance in the participant's account may be paid to the participant or their beneficiary in a single lump-sum payment. In the event of a qualified financial hardship, the plan administrator can allow a participant to withdraw an amount to the extent of the participant's immediate and heavy financial need with consideration of his or her vested account balance.

Transfer of Assets from Another Plan: In 2006, assets were transferred from the Genlyte Thomas Retirement Savings and Investment Plan. The transfer is due to the employment status change of certain employees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for benefits.

(Continued)

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Shares of mutual funds and common stock are valued using quoted market prices. Common collective trusts are valued at the net asset value of shares held by the Plan at year-end as determined by the trustee. Money market funds are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan's net assets at December 31 are as follows:

	2006	2005
Investments at fair value as determined by quoted market price:
Janus Advisor Balanced Fund	$782,245	$691,517
PIMCO Total Return Fund	348,039	284,011
Putnam Voyager Fund	383,323	283,029
Putnam International Equity Fund	368,100	269,769
Genlyte Group, Inc. common stock	1,037,255	523,779

Investments at estimated fair value:
Putnam S&P 500 Index Fund	1,186,870	1,026,503
Putnam Money Market Fund	1,461,656	1,057,984

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$138,990
Common/collective fund	161,198
Common-stock related party	314,780

$614,968

(Continued)

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.  Administrative expenses of the Plan have been paid by the Company. Party-in-interest investments held by the Plan include Genlyte Group, Inc. common stock totaling $1,037,255 and $523,779 at December 31, 2006 and 2005 (13,279 and 9,777 shares in 2006 and 2005), respectively. In addition, the Plan holds a total of $4,508,114 in mutual funds and a money market fund managed by Putnam Investments and interests in common collective trusts managed by Putnam Fiduciary Trust Company. These investments reflect party-in-interest investments, as they are managed by the Plan's trustee or an affiliate of the Plan's trustee.

NOTE 7 - SUBSEQUENT EVENT

Effective July 1, 2007, the Plan was amended to include hourly employees of the Hadco Littlestown, Pennsylvania plant who were formerly participants in the Genlyte Thomas Retirement Savings and Investment Plan. All assets attributable to hourly Hadco employees will be transferred into the Plan. As of June 1, 2007, the approximate account balances of the hourly Hadco employees was $664,000.

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor: Genlyte Group, LLC
Employer Identification Number: 22-3600475
Three-Digit Plan Number: 032

(a)	(b) Identity of Issue Or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Fund

	Janus	Janus Advisor Balanced Fund	#	$ 782,245

	Lord Abbett	Lord Abbett Affiliated Fund	#	24,632

	PIMCO	PIMCO Total Return Fund	#	348,039

	Artisan	Artisan Mid-Cap Fund	#	109,095

	Royce	Royce Opportunities	#	9,218

	Vanguard	Vanguard Explorer Investors Class	#	13,047

*	Putnam Investments	Putnam Fund for Growth & Income	#	335,550

*	Putnam Investments	Putnam Investors Fund	#	189,559

*	Putnam Investments	Putnam Voyager Fund	#	383,323

*	Putnam Investments	Putnam OTC & Emerging Growth Fund	#	157,366

*	Putnam Investments	Putnam Asset Allocation-Balanced Portfolio	#	129,021

*	Putnam Investments	Putnam International Equity Fund	#	368,100

*	Putnam Investments	Putnam Retirement Ready Maturity Class	#	11,838

*	Putnam Investments	Putnam Retirement Ready 2010	#	43,371

(Continued)

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor: Genlyte Group, LLC
Employer Identification Number: 22-3600475
Three-Digit Plan Number: 032

(a)	(b) Identity of Issue Or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

*	Putnam Investments	Putnam Retirement Ready 2015	#	56,646

*	Putnam Investments	Putnam Retirement Ready 2020	#	33,483

*	Putnam Investments	Putnam Retirement Ready 2025	#	53,975

*	Putnam Investments	Putnam Retirement Ready 2030	#	19,074

*	Putnam Investments	Putnam Retirement Ready 2035	#	48,943

*	Putnam Investments	Putnam Retirement Ready 2040	#	11,844

*	Putnam Investments	Putnam Retirement Ready 2045	#	10,680

*	Putnam Investments	Putnam Retirement Ready 2050	#	6,815
				3,145,864
		Common/Collective Fund
*	Putnam Fiduciary Trust	Putnam S&P 500 Index Fund	#	1,186,870

		Money Market Fund
*	Putnam Investments	Putnam Money Market Fund	#	1,461,656

		Common Stock
*	Genlyte Group, Inc.	Common Stock	#	1,037,255
				$ 6,831,645

* Denotes party-in-interest.
# All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Consolidated Thrift Savings
Plan for Hourly Employees
(Name of Plan)

June 14, 2007       \s\ Raymond Zaccagnini___________________________
(Date)       (Signature)